Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 9, 2015

This filing relates to a proposed

business combination involving

TelecityGroup plc and Interxion Holding N.V.

TelecityGroup and Interxion All-Share Merger

9 March 2015

Disclaimer

This communication comprises written materials for a presentation concerning the proposed merger of TelecityGroup plc (“Telec ityGroup”) and Interxion Holding N.V. (“Interxion”), expected to be structured as an offer by TelecityGroup or a subsidiary of TelecityGroup for all of Interxion’s issued and to be issued share capital.

This communication and the presentation are being made available only to and directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons falling within Article 49(2)(a) to (d) of the Order or (c) other persons to whom it may otherwise be lawfully communicated (each such person a “relevant person”). This presentation is provided to you for information purposes only. It and its contents are confidential and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose without the written consent of TelecityGroup and Interxion.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

Interxion does not assume any obligation to update the forward-looking information contained in this report. No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and

Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

No statement in this presentation is intended as a profit forecast or profit estimate and no statement in this presentation should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

Today’s Presenters

David Ruberg

CEO Interxion

Eric Hageman

CFO TelecityGroup

Definitive Agreement on All-Share Merger

Key transaction terms

Terms of recommended merger are as announced on 11 February 2015

All-share merger, structured as an offer by TelecityGroup for Interxion ? Interxion shareholders will receive 2.3386 new TelecityGroup shares per Interxion share TelecityGroup shareholders will own approximately 55%, and Interxion shareholders approximately 45%, of the combined group

Primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for TelecityGroup’s existing ADR programme contemplated on either the

New York Stock Exchange or NASDAQ

Directors of Interxion and Baker Capital entities have irrevocably committed, in respect of their aggregate holding of approximately 28.13% of Interxion’s outstanding share capital, not to sell their Interxion shares before completion of the transaction and to accept the offer to be made by TelecityGroup in respect of their Interxion shares ? Directors of TelecityGroup have irrevocably committed to vote in favour of the resolutions to be proposed at a general meeting of TelecityGroup shareholders to approve the merger and issue the new TelecityGroup shares ? Subject to, among other things, approval from TelecityGroup shareholders, receipt of valid acceptances of the offer from holders of Interxion shares1 and all relevant regulatory and anti-trust approvals, completion is anticipated in the second half of 2015

1 A minimum of 95% of the total issued share capital of Interxion (or, at TelecityGroup’s election, not less than 80%).

A Transformational Opportunity

Enhancing our ability to capture a greater share of the global market

Creating a leading pan-European data centre platform with an enhanced geographic footprint and connectivity choice which gives our combined communities of interest improved access to the global digital market

Creating a compelling growth platform in the industry

Diverse, complementary and growing customer communities of interest

Complementary and comprehensive geographic footprint

Wide range of connectivity and access to all major cloud platforms

Secure and high quality infrastructure

Excellent reputations based on over 15 years of best-in-class operating performance

Developing our business to meet evolving market needs

Enhanced the value proposition to meet evolving customer demands

Multi-site advantages, including multi-site solutions and inter-site connectivity

Better landing points for access to European customers and expanded gateways into global markets

New services as enterprise data and digital applications migrate to cloud

Improved positioned to participate in global opportunities

Leveraging core strengths of both companies to deliver growth and value to customers, partners and investors

Combination of Two Outstanding Data Centre Companies

Combined asset base, solutions and go-to-market well positioned to capitalise on expanding customer needs

Complementary assets and infrastructures in place to support the vision of the combined group

A provider of data centres in Europe serving circa 2,500 customers

High levels of connectivity with rich and growing customer ecosystems

Access to Europe’s major network operators, ISPs and internet exchange points

39 data centres across Europe

112MW1 of available customer power

A provider of data centre services supporting circa 1,500 customers

Thriving and growing communities for the finance, digital media and cloud sectors

500+ connectivity providers and internet service providers

39 data centres across Europe

99MW1 of available customer power

1 The phased delivery of customer power in line with customer usage results in a natural lag of the physically installed power.

Complementary Geographic Footprint With Presence in Key Gateway Markets

Combines 78 data centres across 19 cities

Illustrative combined footprint

Combined

Group

Available

customer

112

99

211

power (MW)

Fitted out

space

1111

93

204

(‘000 sqm)

Number of

data centres

39

39

78

Number of

cities

12

13

19

Average

number of

750

500

1,250

employees

Customer access to over 90% of European GDP with gateways to key global markets

Note: All data as per FY2014 results

1 Preliminary assessment of fitted out space based on methodology equivalent to Interxion’s definition.

Greater Choice, More Services and Expanded Access to Markets

A compelling value proposition for customers addressing dynamic and expanding market opportunities

Combined group will be able to deliver additional customer benefits that will continue to attract customers and further advance our communities of interest

Combines 78 data centres Increases geographic coverage Delivers new products and services Creates best-in-class sales force

Additional customer benefits

Enhanced customer offerings and product choice

Improved multi-site / multi-country products and services

Continued data centre innovation and delivery of managed services on an expanded scale

Wide range of connectivity and access to all major cloud platforms

Expanded gateways to growing markets in US, Africa, Middle East, Eastern Europe and Asia

Operational excellence and enhanced customer service

Highly Attractive Financial Profile Before Synergies

Illustrative financial metrics for combined group

	(£m, Except Percentages and Ratios)	TelecityGroup	interxion	Combined Group
Revenue and EBITDA	Revenue	£349	£274	£623
	Adj. EBITDA	£164	£118	£282
	% Margin	47%	43%	45%
Capex and Cash Flow	Capex	£129	£174	£303
	Operating Cash Flow[1]	£35	£(56)	£(21)
Balance Sheet	Total Assets	£935	£911	£1,846
	Net Debt[2]	£317	£358	£675
	Net Adj. Leverage Ratio[2]	1.9x	3.0x	2.4x

Note: Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting. Adjusted EBITDA as per respective company's definition. Financial profile of TelecityGroup and Interxion based on FY2014 full year results, before synergies. Interxion income statement and cash flow items converted at EUR/GBP of 0.8058 (2014 average); balance sheet items converted at EUR/GBP 0.7762 (spot as of 31-Dec-2014). These do not represent pro forma financial information

[1] Defined as adjusted EBITDA minus Capex.

[2] Net Debt defined as gross debt less cash. Net Adj. Leverage Ratio defined as Net Debt divided by Adj. EBITDA.

TelecityGroup
where content meets connectivity
interxion

8

Enhanced Shareholder Returns

Deliver profitable growth and enhanced free cash flow generation

Best-in-class infrastructure: expanded and diversified geographic coverage

Leverage best practices

Develop managed services on an expanded scale

Strong mutual fit for successful integration

Deliver on synergies

Strengthened revenue growth and significant synergies

Enhanced cash flow generation and optimised capital allocation

Continuous portfolio optimisation and increase in occupancy rate Optimised capital expenditures to deliver the full value of the new portfolio Focus on return on capital Attractive returns to shareholders Better access to capital markets, attractive financing costs and stronger balance sheet

Cross-selling of products and services

Leveraging TelecityGroup’s existing managed services Strong content and connectivity, facilitating further development of our communities of interest Optimisation of operations / best practices Cost efficiencies and economies of scale

Value creation and sustainable shareholder returns

Significant Synergy and Value Creation Potential

Net present value of synergy opportunities of Ł575m—Ł625m

Growth opportunities and cost savings (annual)

EBITDA impact of c. Ł10m (growth) and c. Ł30m (savings) p.a.

Total NPV of Ł300m

Other incremental benefits

Clear upside opportunity

Enhanced growth and cross-selling opportunities, rationalise duplication, savings on procurement and corporate departments

Capex savings c. Ł15m p.a. (annual) and c. Ł150m in additional one-off capex savings

Total NPV of Ł275m—Ł325m

Reduced cost for new builds and optimised capex in addition to one-off capex savings from cancellation of specific projects

Financial synergies, including cost of capital, tax, and commercial synergies

35% of annual EBITDA synergies by 2016, 70% by 2017 and 100% by 2018 50% of annual capex savings by 2017 and 100% by 2018 Ł30m of exceptional implementation costs to realise synergies by the end of 2016

Note: Growth opportunities, cost savings and capex savings are shown on an annual basis at full run-rate

Significant Synergy and Value Creation Potential

Drivers, phasing and cost to realise

		Synergy (run-rate)	Time to full capture	Cost to realise
Growth opportunities	**EBITDA synergy from growth opportunities**	**£10m**	**2-3 years**	
Cost savings	Reduction of duplicate functions	£12m	0-2 years	
	Sales, general and administrative	£13m	0-3 years	
	Operations and support	£5m	2-3 years	
	EBITDA synergy from cost savings	**£30m**		**£30m**
	As % of combined 2014 operating expenses[1]	*8.8%*		
Total EBITDA synergy	**Total Annual EBITDA synergy**	**£40m**		**£30m**
Annual capex synergy	Annual capex synergies	£15m	1-3 years	
One-off capex synergy	c. £150m in additional one-off capex savings from cancellation of specific projects			

Note: Year 1 corresponding to first full year post-completion

[1] Calculated as EBITDA synergy from cost savings (c. £30m) divided by sum of TelecityGroup and Interxion operating expenses (£341m), defined as revenue minus EBITDA, before synergies and not adjusted for any accounting differences.

TelecityGroup where content meets connectivity | interxion

11

Disciplined Capital Strategy to Drive Profitable Growth and Shareholder Value

Capital strategy framework

Combined group will pursue a profitable growth strategy with a disciplined capital allocation approach and a clear commitment to returning cash to shareholders with a focus on delivering shareholder value

Capital allocation

Balance sheet and capital efficiency

Sources and uses of cash Dividend Policy Capital returns Liquidity

Rigorous capital allocation framework

Target Net Debt / EBITDA of up to 3.0x

Seek to maintain IRR > 20% Disciplined M&A

Expected gradual increase in dividend payout towards 50%

Buyback programme of up to Ł800m upon closing of the transaction

Maintain strong liquidity position

Anticipated Timetable

Indicative timeline of completion

H1 2015				H2 2015		
Preliminary announcement (11 Feb)	Announce binding merger agreement (9 March)	Progress UKLA Class 1 Circular	Antitrust filings submitted	TelecityGroup shareholder documents posted	TelecityGroup shareholder meetings	Anticipated completion
		Progress US registration statement and listing		Offer document posted to Interxion shareholders		

TelecityGroup where content meets connectivity | interxion

13

Compelling Transaction for All Stakeholders

Customer Benefits. Service Excellence. Value Creation.

Significant Customer Benefits

Enhanced customer communities of interest

Broader geographic footprint and enhanced gateways to access global markets Wide range of connectivity and access to all major cloud platforms Improved multi-site / multi-country products and services Combined operational excellence and enhanced customer service

Service Excellence Driven by Talented Employees

A culture of service excellence and continuous data centre innovation Highly capable, motivated and collaborative workforces Access to greater career opportunities in a larger international structure Focused CSR programme with emphasis on managing environmental impact

Delivering Profitable Growth and Shareholder Value

Disciplined, rigorous focus on sustainable cash flow generation

Compelling synergies through operational excellence and integration benefits Revenue growth, margin expansion and improved free cash flow generation Create scale and financial capacity to deliver attractive and growing shareholder value returns

Conclusion

Enhancing value for all stakeholders

Highly compelling strategic combination

Opportunity to provide customers with greater product choice and solutions for their dynamic and expanding needs

Better positioned to participate in global opportunities

Significant synergy and shareholder value creation potential

Clear strategy to pursue a disciplined profitable growth strategy alongside a clear commitment to returning cash to shareholders and delivering overall shareholder value

Completion anticipated in the second half of 2015

Appendix

Governance Structure

Balanced between TelecityGroup and Interxion


David Ruberg, CEO
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
John Hughes, Chairman
TelecityGroup
interxion
John Baker, Deputy Chairman
Eric Hageman, CFO
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director

- John Hughes will be Chairman of the combined group, with John Baker as Deputy Chairman
- David Ruberg will remain as Chief Executive Officer for a period of 12 months while an appropriate successor can be identified and recruited
- Eric Hageman will be Chief Financial Officer
- The board of the combined group will be a balance of three independent non-executive directors from each of TelecityGroup and Interxion

TelecityGroup where content meets connectivity | interxion

17

Items

Bases

Undisturbed share price, as at

Interxion share price $ 26.47 close of business on 9 February

(undisturbed) 2015

As at close of business on 6

Interxion share price $ 29.87 March 2015

TelecityGroup basic number of 203.0m

shares

TelecityGroup fully diluted number 204.8m

of shares

Interxion basic number of shares 69.4m

Interxion fully diluted number of 70.8m

shares